

Mail Stop 4561

October 29, 2009

Todd E. Wille
Chief Executive Officer
Unify Corporation
1420 Rocky Ridge Drive, Suite 380
Roseville, CA 95834

> **Re:** **Unify Corporation**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed October 16, 2009**
> **File No. 333-161645**

Dear Mr. Wille:

We have reviewed your filing and response letter and have the following comments.

Selling Stockholders, page 9

1.      We refer to prior comment 2.  Qualifying your answer with the statement "to the Company's knowledge" is not responsive.  Please confirm definitively whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer.  Alternatively, remove from the registration statement the shares held by individuals and/or entities for which you are unable to confirm broker-dealer status.

Where You Can Find More Information, page 14

2.      We refer to prior comment 3 and reissue that comment, in part.  Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year.  Refer to Item 12(a)(2) of Form S-3.  In this regard, we note that you filed Forms 8-K on May 4, 2009, May 21, 2009, July 2, 2009 and July 6, 2009 and a Form 10-K/A on May 13, 2009, all of which were filed subsequent to the end of your most recent fiscal year, April 30, 2009.  Please advise or revise your filing.

Item 17.  Undertakings, page II-2

3.      Your undertakings should conform to the undertakings called for by Item 512 of
        Regulation S-K.  In this regard, please tell us why you have included the
        undertaking in paragraph (a)(iii)(C) of Item 17.  Please advise or revise your
        filing.

                        *       *       *       *       *       *

        You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 with any
questions.  If you require further assistance, you may contact me at (202) 551-3735.

                                                Sincerely,


                                                Barbara C. Jacobs
                                                Assistant Director


cc:     Via Facsimile (916) 403-1627
        Kevin A. Coyle, Esq.
        DLA Piper LLP